UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

BSQUARE CORPORATION
(Name of Subject Company)

BSQUARE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)

Ralph C. Derrickson
President and Chief Executive Officer
PO Box 59478
Renton, WA, 98058
(425) 519-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Andrew Ledbetter
DLA Piper LLP (US)
701 5th Ave Ste 7000
Seattle, WA 98104
(206) 839-4845

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bsquare Corporation, a Washington corporation (the “Company” or “BSQR”), with the Securities and Exchange Commission (the “SEC”) on October 24, 2023 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer by Kontron Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron” or “Parent”), to purchase all of the outstanding Shares of BSQR for $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 24, 2023. Capitalized terms used in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. This Amendment No. 2 should be read together with the Schedule 14D-9.

The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 2.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the fifth paragraph under the section entitled “Tender Offer” on page 2 in its entirety with the following:

The Offer was initially scheduled to expire one minute after 11:59 p.m. Eastern Time on the date that was twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Kontron and BSQR.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new paragraph immediately after the fifth paragraph under the section entitled “Tender Offer” on page 2:

On November 22, 2023, Parent and the Company announced an extension of the Expiration Date until one minute after 11:59 P.M., Eastern Time, on December 6, 2023, unless the Offer is further extended or earlier terminated pursuant to the terms of the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 P.M., Eastern Time, on November 21, 2023.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B) as is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by the Company and Kontron on November 22, 2023 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023

BSQUARE CORPORATION

	By:	/s/ Cheryl A. Wynne
	Name:	Cheryl A. Wynne
	Title:	Chief Financial Officer